UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 13)*


                   TURNER BROADCASTING SYSTEM, INC.
- ---------------------------------------------------------------------
                           (Name of Issuer)

           CLASS B COMMON STOCK, PAR VALUE $.0625 PER SHARE
- ---------------------------------------------------------------------
                    (Title of Class of Securities)

                              900262 50 2
           ------------------------------------------------
                            (CUSIP Number)
                          Peter R. Haje, Esq.
                   General Counsel, Time Warner Inc.
        75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000
- ---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notice and Communications)

                           September 6, 1996
- ---------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 900262 50 2                      Page 2  of 17 Pages
- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Time Warner Inc.
    IRS No. 13-1388520
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a[ ]
                                                                b[ ]
- ---------------------------------------------------------------------
3   SEC USE ONLY
- ---------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- ---------------------------------------------------------------------
     NUMBER OF       7  SOLE VOTING POWER
                        0
      SHARES         ------------------------------------------------

   BENEFICIALLY      8  SHARED VOTING POWER
                        54,691,827 (See Item 5)
     OWNED BY        ------------------------------------------------

       EACH          9  SOLE DISPOSITIVE POWER
                        0
     REPORTING       ------------------------------------------------

      PERSON        10  SHARED DISPOSITIVE POWER
                        54,691,827 (See Item 5)
       WITH          ------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    54,691,827 shares (See Item 5)
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                      [ ]
- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 32.7% (See Item 5)
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
- ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                      Page 3 of 17 Pages
- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Time TBS Holdings, Inc.
    IRS No. 13-3412926
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a[ ]
                                                                b[ ]
- ---------------------------------------------------------------------
3   SEC USE ONLY
- ---------------------------------------------------------------------
4   SOURCE OF FUNDS*
    AF
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- ---------------------------------------------------------------------
     NUMBER OF       7  SOLE VOTING POWER
                        0
      SHARES         ------------------------------------------------

   BENEFICIALLY      8  SHARED VOTING POWER
                        25,329,714 (See Item 5)
     OWNED BY        ------------------------------------------------

       EACH          9  SOLE DISPOSITIVE POWER
                        0
     REPORTING       ------------------------------------------------

      PERSON        10  SHARED DISPOSITIVE POWER
                        25,329,714 (See Item 5)
       WITH          -----------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    25,329,714 shares (See Item 5)
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                      [ ]
- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 15.5%
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
- ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                      Page 4 of 17 Pages
- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Warner Communications Inc.
    IRS No. 13-2696809
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a[ ]
                                                                b[ ]
- ---------------------------------------------------------------------
3   SEC USE ONLY
- ---------------------------------------------------------------------
4   SOURCE OF FUNDS*
    AF
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- ---------------------------------------------------------------------
     NUMBER OF       7  SOLE VOTING POWER
                        0
      SHARES         ------------------------------------------------

   BENEFICIALLY      8  SHARED VOTING POWER
                        7,469,537 (See Item 5)
     OWNED BY        ------------------------------------------------

       EACH          9  SOLE DISPOSITIVE POWER
                        0
     REPORTING       ------------------------------------------------

      PERSON        10  SHARED DISPOSITIVE POWER
                        7,469,537 (See Item 5)
       WITH          -----------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    7,469,537 shares (See Item 5)
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                      [ ]
- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 5.3%
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
- ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                      Page 5 of 17 Pages
- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Warner Cable Communications Inc.
    IRS No. 13-3134949
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a[ ]
                                                                b[ ]
- ---------------------------------------------------------------------
3   SEC USE ONLY
- ---------------------------------------------------------------------
4   SOURCE OF FUNDS*
    AF
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- ---------------------------------------------------------------------
     NUMBER OF       7  SOLE VOTING POWER
                        0
      SHARES         ------------------------------------------------

   BENEFICIALLY      8  SHARED VOTING POWER
                        6,004,338 (See Item 5)
     OWNED BY        ------------------------------------------------

       EACH          9  SOLE DISPOSITIVE POWER
                        0
     REPORTING       ------------------------------------------------

      PERSON        10  SHARED DISPOSITIVE POWER
                        6,004,338 (See Item 5)
       WITH          -----------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    6,004,338 shares (See Item 5)
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                      [ ]
- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 4.2%
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
- ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                      Page 6 of 17 Pages
- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    American Television and Communications Corp.
    IRS No. 13-2922502
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a[ ]
                                                                b[ ]
- ---------------------------------------------------------------------
3   SEC USE ONLY
- ---------------------------------------------------------------------
4   SOURCE OF FUNDS*
    N/A (See Item 3)
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- ---------------------------------------------------------------------
     NUMBER OF       7  SOLE VOTING POWER
                        0
      SHARES         ------------------------------------------------

   BENEFICIALLY      8  SHARED VOTING POWER
                        17,010,889 (See Item 5)
     OWNED BY        ------------------------------------------------

       EACH          9  SOLE DISPOSITIVE POWER
                        0
     REPORTING       ------------------------------------------------

      PERSON        10  SHARED DISPOSITIVE POWER
                        17,010,889 (See Item 5)
       WITH          -----------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    17,010,889 shares (See Item 5)
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                      [ ]
- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 12.4%
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
- ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 900262 50 2                      Page 7 of 17 Pages
- ---------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Time Warner Operations Inc.
    IRS No. 13-3544870
- ---------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a[ ]
                                                                b[ ]
- ---------------------------------------------------------------------
3   SEC USE ONLY
- ---------------------------------------------------------------------
4   SOURCE OF FUNDS*
    N/A (See Item 3)
- ---------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- ---------------------------------------------------------------------
     NUMBER OF       7  SOLE VOTING POWER
                        0
      SHARES         ------------------------------------------------

   BENEFICIALLY      8  SHARED VOTING POWER
                        4,881,687 (See Item 5)
     OWNED BY        ------------------------------------------------

       EACH          9  SOLE DISPOSITIVE POWER
                        0
     REPORTING       ------------------------------------------------

      PERSON        10  SHARED DISPOSITIVE POWER
                        4,881,687 (See Item 5)
       WITH          -----------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    4,881,687 shares (See Item 5)
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                      [ ]
- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.5%
- ---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
- ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          AMENDMENT NO. 13 TO
                             SCHEDULE 13D


          Time Warner Inc., a Delaware corporation ("Time Warner"),

Time TBS Holdings, Inc., a Delaware corporation ("Holdings"), Warner

Communications Inc., a Delaware corporation ("WCI"), Warner Cable

Communications Inc., a Delaware corporation ("WCCI"), American

Television and Communications Corporation, a Delaware corporation

("ATC"), and Time Warner Operations Inc., a Delaware corporation

("Operations"), hereby amend and supplement their statement on

Schedule 13D relating to the Class B Common Stock, par value $.0625 per share (the "TBS Class B Common Stock"), of Turner Broadcasting

System, Inc., a Georgia corporation ("TBS"), as originally filed with the Securities and Exchange Commission (i) by Holdings and Time Warner

on June 15, 1987, as amended and restated in its entirety on August

31, 1995, and as subsequently amended; and (ii) by WCCI and WCI on

June 16, 1987, as amended and restated in its entirety on August 31,

1995, and as subsequently amended. Time Warner, Holdings, WCI, ATC,

Operations and WCCI are hereinafter collectively referred to as the

"Reporting Persons".

          Pursuant to Rule 13d-1(f) under the Securities

Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of TBS Class B Common Stock and the joint Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement".

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby amended and supplemented by amending the third to last and second to last paragraphs thereof to read as follows:

          "As contemplated by the Merger Agreement, Time Warner and

TBS amended the Merger Agreement in November 1995 to implement the

Holding Company Transaction. Time Warner, TW Inc., a Delaware

corporation and currently a wholly owned subsidiary of Time Warner

("New Time Warner"), Time Warner Acquisition Corp., a Delaware

corporation ("Delaware Sub"), TW Acquisition Corp., a Georgia

corporation ("Georgia Sub"), and TBS have entered into an Amended and

Restated Agreement and Plan of Merger (the "Amended and Restated

Merger Agreement") dated as of September 22, 1995, as amended by

Amendment No. 1 ("Amendment No. 1") thereto dated as of August 8, 1996

(as so amended, the "Amended Merger Agreement"), pursuant to which (a)

Delaware Sub will be merged (the "Time Warner Merger") into Time

Warner, (b) each outstanding share of common stock of Time Warner,

other than shares held directly or indirectly by Time Warner, will be converted into one share of common stock, par value $.01 per share, of

New Time Warner ("New Time Warner Common Stock"), (c) each outstanding share of each series of preferred stock of Time Warner, other than shares held directly or indirectly by Time Warner and shares with respect to which appraisal rights are properly exercised, will be converted into one share of a substantially identical series of preferred stock of New Time Warner, (d) Georgia Sub will be merged (the "TBS Merger") into TBS, (e) each outstanding share of TBS

Class A Common Stock and TBS Class B Common Stock, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS and shares with respect to which dissenters'

rights are properly exercised, will be converted into 0.75 of a share of New Time Warner Common Stock, (f) each outstanding share of TBS

Class C Preferred Stock, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS and shares with respect to which dissenters' rights are properly exercised, will be converted into 4.80 shares of New Time Warner Common Stock, (g)

each of Time Warner and TBS will become a wholly owned subsidiary of

New Time Warner and (h) New Time Warner will be renamed "Time Warner

Inc." A copy of the Amended and Restated Merger Agreement is attached as Exhibit 2(a) to Time Warner's Current Report on Form 8-K dated

December 1, 1995, and is incorporated by reference herein. A copy of

Amendment No. 1 is attached as Exhibit 2(a) to Time Warner's Current

Report on Form 8-K dated September 6, 1996 (the "September Form 8-K"),

and is incorporated by reference herein.

          "The Holding Company Transaction is subject to customary

closing conditions, including the approval of the stockholders of Time

Warner, the approval of the shareholders of TBS, all necessary approvals of the Federal Communications

Commission and initial acceptance by the Federal Trade Commission (the

"FTC") of the Agreement Containing Consent Order relating to the

Holding Company Transaction (the "FTC Consent Decree"). The FTC

announced initial acceptance of the FTC Consent Decree on September

12, 1996. A copy of the FTC Consent Decree is attached as Exhibit 2(b)

to the September Form 8-K and is incorporated by reference herein.

There can be no assurance that all other approvals can be obtained in a timely fashion or, in the case of governmental approvals, if obtained, will not be conditioned upon changes to the terms of the

Amended Merger Agreement."


Item 5.  Interest in Securities of TBS.

          Item 5 of the Statement is hereby amended and supplemented by amending the last two paragraphs of paragraphs (a) and (b) to read as follows:

          "In connection with Amendment No. 1, Time Warner and New

Time Warner have also entered into a Second Amended and Restated LMC

Agreement dated as of September 22, 1995, with Liberty Media

Corporation ("LMC") and certain direct and indirect wholly owned subsidiaries of LMC (the "Second Amended and Restated LMC Agreement").

A copy of the Second Amended and Restated LMC Agreement is attached as

Exhibit 10(a) to the September Form 8-K, and is incorporated by reference herein. Pursuant to the Second Amended and Restated LMC

Agreement, LMC and certain of its subsidiaries have agreed, subject to certain
conditions, to vote all their TBS shares in favor of the approval of the TBS Merger and each of the other transactions contemplated by the Amended Merger Agreement and in favor of the approval and adoption of the Amended Merger Agreement.  Time Warner has agreed with LMC that Time Warner will terminate the Amended Merger

Agreement and abandon the Holding Company Transaction under

certain circumstances, including (a) the imposition by any

regulatory authority of certain restrictions or burdens on LMC and its affiliates as a condition to approval of the Holding

Company Transaction and related transactions (other than the FTC

Consent Decree, to which LMC has agreed) and (b) if New Time

Warner adopts a stockholder rights agreement and such agreement differs from the Time Warner stockholder rights agreement in any material respect except as set forth in Exhibit F to the Second

Amended and Restated LMC Agreement.

          "In addition, pursuant to the Amended Merger Agreement and the Shareholders' Agreement, New Time Warner and the Turner

Shareholders will enter into Investors' Agreements and a Registration

Rights Agreement, pursuant to which (a) Turner will, subject to certain conditions, be entitled to designate two people for election to the Board of Directors of New Time Warner, (b) certain of the

Turner Shareholders will be subject to certain restrictions on transfer of New Time Warner Common Stock and certain restrictions on other activities relating to New Time Warner and (c) New Time Warner will grant to the Turner

Shareholders rights to require the registration of sales of shares of

New Time Warner Common Stock received in the TBS Merger under the

Securities Act of 1933, as amended (the "Securities Act")."


Item 6.  Contracts, Arrangements, Understandings or

         Relationship with Respect to Securities of TBS.

          Item 6 of the Statement is hereby amended to read in its

entirety as follows:

          "In connection with the Amended Merger Agreement, Time

Warner has entered into the Shareholders' Agreement. Pursuant to the

Shareholders' Agreement, the Turner Shareholders have agreed to vote all their TBS shares in favor of the approval of the TBS Merger and each of the other transactions contemplated by the Amended Merger

Agreement and in favor of the approval and adoption of the Amended

Merger Agreement. In addition, pursuant to the Amended Merger

Agreement and the Shareholders' Agreement, New Time Warner and the

Turner Shareholders have agreed that, upon consummation of the Holding

Company Transaction, New Time Warner and the Turner Shareholders will enter into Investors' Agreements and a Registration Rights Agreement,

pursuant to which (a) Turner will, subject to certain conditions, be entitled to designate two people for election to the Board of

Directors of New Time Warner, (b) certain of the Turner Shareholders will be
subject to certain restrictions on transfer of New Time Warner Common

Stock and certain restrictions on other activities relating to New

Time Warner and (c) New Time Warner will grant to the Turner

Shareholders rights to require the registration of sales of shares of

New Time Warner Common Stock received in the TBS Merger under the

Securities Act of 1933, as amended (the "Securities Act"). Mr. Turner beneficially owns 55.1 million shares of TBS Class A Common Stock and

30.6 million shares of TBS Class B Common Stock.

          "In connection with Amendment No. 1, Time Warner and New

Time Warner have entered into the Second Amended and Restated LMC

Agreement. Pursuant to the Second Amended and Restated LMC Agreement,

LMC and certain of its subsidiaries have agreed, subject to certain conditions, to vote all their TBS shares in favor of the approval of the TBS Merger and each of the other transactions contemplated by the

Amended Merger Agreement and in favor of the approval and adoption of the Amended Merger Agreement. Time Warner has agreed with LMC that

Time Warner will terminate the Amended Merger Agreement and abandon the Holding Company Transaction under certain circumstances, including

(a) the imposition by any regulatory authority of restrictions or burdens on LMC and its affiliates as a condition to approval of the

Holding Company Transaction and related transactions (other than the

FTC Consent Decree, to which LMC has agreed) and (b) if New Time

Warner adopts a stockholder rights agreement and such agreement differs from the Time Warner stockholder rights agreement in any material respect except as set forth in Exhibit F to the Second

Amended and Restated LMC Agreement. Reference is also made to the description of the agreements and discussions in Items 4 and 5 of this

Statement."


Item 7.  Material to be Filed as Exhibits.

          The exhibits listed on the accompanying Exhibit Index have been incorporated by reference as part of this Statement and such

Exhibit Index is incorporated herein by reference.


                              SIGNATURES

          After reasonable inquiry and to the best of the knowledge

and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 1996


                                         Time Warner Inc.


                                 By:     /s/ Peter R. Haje
                                         ------------------------
                                 Name:   Peter R. Haje
                                 Title:  Executive Vice President

                                         Time TBS Holdings, Inc.


                                 By:     /s/ Spencer B. Hays
                                         ------------------------
                                 Name:   Spencer B. Hays
                                 Title:  Vice President


                                         Warner Communications Inc.


                                  By:    /s/ Spencer B. Hays
                                         ------------------------
                                  Name:  Spencer B. Hays
                                  Title:  Vice President


                                         Warner Cable
                                           Communications Inc.


                                  By:     /s/ Spencer B. Hays
                                         ------------------------
                                  Name:   Spencer B. Hays
                                  Title:  Vice President


                                          American Television and
                                           Communications Corporation


                                  By:     /s/ Spencer B. Hays
                                         ------------------------
                                  Name:   Spencer B. Hays
                                  Title:  Vice President


                                          Time Warner Operations Inc.


                                  By:     /s/ Spencer B. Hays
                                         ------------------------
                                  Name:   Spencer B. Hays
                                  Title:  Vice President

                             EXHIBIT INDEX

EXHIBIT           DESCRIPTION


Exhibit 13 Amendment No. 1 dated as of August 8, 1996, to Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, among Time Warner Inc., TW Inc., Time Warner Acquisition Corp., TW Acquisition Corp. and Turner Broadcasting System, Inc. (incorporated by reference to Exhibit 2(a) of the Current Report on Form 8-K of Time Warner Inc. dated September 6, 1996).

Exhibit 14 Second Amended and Restated LMC Agreement dated as of September 22, 1995, among Time Warner Inc., TW Inc., Liberty Media Corporation, TCI Turner Preferred, Inc., Communication Capital Corp. and United Turner Investment, Inc. (incorporated by reference to Exhibit 10(a) of the Current Report on Form 8-K of Time Warner Inc. dated September 6,
                  1996).

Exhibit 15        Agreement Containing Consent Order dated
                  August 14, 1996, among Time Warner Inc., Turner Broadcasting System, Inc., Tele-Communications, Inc., Liberty Media Corporation and the Federal Trade Commission (incorporated by reference to Exhibit 2(b) of the Current Report on Form 8-K of Time Warner Inc. dated September 6, 1996).